Exhibit 2.2

EQUITY AGREEMENT

June 27, 2003

Goldman, Sachs & Co.
Lazard Frères & Co. LLC
c/o Goldman, Sachs & Co.
85 Broad Street
New York, New York 10004

Ladies and Gentlemen:

In connection with the purchase by Goldman, Sachs & Co. and Lazard Frères & Co. LLC (each a "Purchaser" and together, the "Purchasers") and reoffering pursuant to Rule 144A under the Securities Act of 1933, as amended, on the date hereof of the 12.50% Senior Notes due 2010 (the "Notes") of MobiFon Holdings B.V., a private company with limited liability under the laws of the Netherlands (the "Company"), each of Telesystem International Wireless Inc., a Canadian corporation ("TIW"), Telesystem International Wireless Corporation N.V., a Dutch corporation ("TIWC"), and ClearWave N.V., a Dutch corporation ("ClearWave" and, collectively with TIW and TIWC and their successors, the "Parent Companies"), agrees with each of the Purchasers that (capitalized terms used but not defined herein shall have the meanings given to them in the Indenture referred to below):

  The Company is the direct or indirect Subsidiary of each of the Parent Companies. As of the date hereof, each of the Parent Companies holds all of its Equity Interests in MobiFon, a Romanian corporation ("MobiFon"), through the Company.

  For so long as any of the Notes are outstanding, if any of the Parent Companies acquires Beneficial Ownership of any Equity Interests in MobiFon and the Company is not the direct and record holder of such Equity Interests, such Parent Company will, within 20 days (or such longer period as may be required under Section 4 of the Contract of Association of MobiFon., as in effect on the date hereof, to give effect to the rights of first refusal contained therein) of acquisition of Beneficial Ownership of such Equity Interests, transfer, or cause to be transferred, such Equity Interests to the Company, and the Company will become the direct and record holder of such Equity Interests. Such transfer may be accomplished through (a) a capital contribution, (b) in exchange for Equity Interests in the Company, (c) in exchange for Qualified Intercompany Indebtedness of the Company the aggregate principal amount of which does not exceed the Fair Market Value of the transferred Equity Interests as of the date of such transfer, (d) any combination of the foregoing or (e) any other means that would not result in a Default by the Company under the Indenture, dated as of the date hereof, between the Company and The Bank of Nova Scotia Trust Company of New York, as trustee (the "Indenture"); provided that if TIW or TIWC directly acquires Equity Interests in MobiFon, the transfer of which to the Company are subject to the rights of first refusal under Section 4 of the Contract of Association of MobiFon, as in effect on the date hereof, of any Person that is not an Affiliate of the Parent Companies, neither TIW nor TIWC shall be required to transfer such Equity Interests to the

Company if such rights of first refusal have been exercised prior to the expiration thereof, as in effect on the date hereof.

  Each of the Parent Companies acknowledges that the Indenture provides that the failure by any of them to comply with the terms of this agreement (the "Agreement") is an Event of Default under the Indenture.

  This Agreement shall be binding upon: (i) each of the Parent Companies; (ii) each of their respective legal successors by merger, consolidation, amalgamation or transfer of substantially all of their respective assets; and (iii) each other Person who is an Affiliate of a Parent Company and who assumes a Parent Company's obligations to acquire shares of MobiFon pursuant to any of the exit agreements described in the Offering Circular under the caption "Governance Structure and Shareholders Arrangements— Other Arrangements." Each Person that becomes a party to this Agreement pursuant to the preceding sentence shall be deemed a "Parent Company" for purposes hereof and agrees to notify the Purchasers thereof. This Agreement shall be binding on and shall inure to the benefit of and shall be enforceable by (x) the Purchasers and (y) the Holders from time to time of the Notes.

  THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE INTERNAL LAWS OF THE STATE OF NEW YORK.

  All notices and communications hereunder shall be in writing, and if to the Purchasers shall be delivered or sent by mail, telex or facsimile transmission to you in care of Goldman, Sachs & Co., 85 Broad Street, New York, New York 10004, Attention: Registration Department; and if to the Parent Companies shall be delivered or sent by mail, telex or facsimile transmission to the address of the Company set forth in the Indenture.

  This Agreement may be executed in one or more counterparts, by the original parties hereto and any successor in interest, each of which shall be deemed to be an original and all of which together shall be deemed to constitute one and the same agreement.

  This Agreement shall terminate and cease to be of any further force or effect upon the earliest of (a) payment in full of all Obligations of the Company under the Indenture and the Notes, (b) upon Legal Defeasance or Covenant Defeasance by the Company and (c) upon such date that none of the Parent Companies Beneficially Owns any Equity Interests in the Company.

  In the event that any one or more of the provisions contained herein, or the application thereof in any circumstances is held invalid, illegal or unenforceable in any respect for any reason, the validity, legality and enforceability of any such provision in every other respect and of the remaining provisions contained herein shall not be in any way impaired thereby.

  This Agreement may be modified or amended, and any term hereof may be waived, in writing and with the consent only of (i) the Parent Companies and (ii) the Holders of a majority in principal amount of the then outstanding Notes.

[Signatures on Following Page]

If the foregoing is in accordance with your understanding, please sign and return to us six counterparts hereof, and upon the acceptance hereof by you, on behalf of each of the Purchasers, this letter and such acceptance hereof shall constitute a binding agreement among each of the Purchasers and TIW, TIWC and ClearWave.

Very truly yours,

TELESYSTEM INTERNATIONAL WIRELESS INC.

By:_(signed)André Gauthier

TELESYSTEM INTERNATIONAL WIRELESS
CORPORATION N.V.

By: (signed) Kees van Ravenhorst

CLEARWAVE N.V.

By: (signed) James Joseph Jackson

Accepted as of the date hereof:

Goldman, Sachs & Co.
Lazard Frères & Co. LLP

By: (signed) (Goldman, Sachs & Co.)